Exhibit 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

June 30, 2010
Assets
Current assets:
Cash and cash equivalents	$8,016
Receivables, net	278,448
Inventories	119,839
Prepaid expenses and other current assets	8,517

Total current assets	414,820
Property, plant and equipment, net	521,723
Goodwill	1,099,682
Identifiable intangible and other assets	191,673

Total	$2,227,898

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$170,998
Current portion of long-term debt	11

Total current liabilities	171,009
Long-term debt	126,767
Deferred income taxes	166,998
Other long-term liabilities	31,875
Parent’s net investment:
Parent’s net investment	1,733,880
Accumulated other comprehensive loss	(2,631)

Total parent’s net investment	1,731,249

Total	$2,227,898

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Six Months Ended June 30, 2010
Net sales	$1,920,464
Cost of sales	1,456,477

Gross profit	463,987
Operating costs and expenses:
Selling and distribution	316,822
General and administrative	31,540
Amortization of intangibles	1,095
Facility closing and reorganization costs	(51)

Total operating costs and expenses	349,406

Operating income	114,581
Other expense:
Interest expense	5,687
Other expense, net	42,080

Total other expense	47,767

Income from continuing operations before income taxes	66,814
Income taxes	27,860

Net income	$38,954